SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Seaspan Corporation

(Name of Subject Company (Issuer))

Seaspan Corporation

(Names of Filing Persons (Issuer and Offeror))

Class A Common Shares, $0.01 par value

(Title of Class of Securities)

Y75638109

(CUSIP Number of Class of Securities)

Sai W. Chu

Unit 2, 7th Floor, Bupa Centre

141 Connaught Road West

Hong Kong

China

Telephone: +852 (2540) 1686

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

David Matheson

Perkins Coie LLP

1120 NW Couch Street, Tenth Floor

Portland, Oregon 97209

Telephone: (503) 727-2144

Facsimile: (503) 346-2144

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$ 169,500,000	$ 19,425

(1)	The transaction value is estimated only for purposes of calculating the filing fee. This amount assumes the purchase of 11,300,000 Class A common shares, $0.01 par value, at $ 15.00 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 3 for fiscal year 2012, equals $114.60 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 17,190	Filing Party: Seaspan Corporation
Form or Registration No.: Schedule TO	Date Filed: December 13, 2011

Amount Previously Paid: $ 2,235	Filing Party: Seaspan Corporation
Form or Registration No.: Schedule TO	Date Filed: January 12, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

INTRODUCTION

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on December 13, 2011, as amended and supplemented by Amendment No. 1 filed with the SEC on December 27, 2011, Amendment No. 2 filed with the SEC on January 4, 2012, and Amendment No. 3 filed with the SEC on January 12, 2012 (as amended, the “Schedule TO”), and relates to the offer by Seaspan Corporation, a Republic of The Marshall Islands corporation (“Seaspan,” the “Company” or “our”), to purchase up to 10,000,000 of its Class A common shares, $0.01 par value per share (the “Shares”), at a price of $15.00, net to the seller in cash, less any applicable withholding taxes and without interest. Pursuant to the Company’s right to increase the number of shares purchased by no more than 2 percent of its outstanding shares, without amending or extending the tender offer, the Company has elected to purchase 11,300,000 Shares. The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 13, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were previously filed on Schedule TO dated December 13, 2011 as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

All information in the Offer is expressly incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof.

On January 19, 2012, Seaspan issued a press release announcing the final results of the Offer, which expired at 12:00 midnight, New York City time, on Wednesday, January 11, 2012. A copy of such press release is filed herewith as Exhibit (a)(5)(iv) and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(iv)	Press Release, dated January 19, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEASPAN CORPORATION

/S/ SAI W. CHU
Name: Sai W. Chu
Title: Chief Financial Officer

Date: January 19, 2012

Index to Exhibits

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated December 13, 2011.*

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(5)(i)	Press Release, dated December 13, 2011.*

(a)(5)(ii)	Summary Advertisement, dated December 13, 2011.*

(a)(5)(iii)	Press Release, dated January 12, 2012.**

(a)(5)(iv)	Press Release, dated January 19, 2012.

(b)	None.

(d)(1)	Seaspan Corporation Stock Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 17, 2006).

(d)(2)	First Amendment to Seaspan Corporation Stock Incentive Plan, effective October 23, 2010 (incorporated herein by reference to Exhibit 4.7 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 30, 2011).

(d)(3)	Amended and Restated Executive Employment Agreement between Seaspan Ship Management Ltd. and Gerry Wang, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.5 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

(d)(4)	Employment Agreement between Graham Porter and Seaspan Advisory Services Limited (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

(d)(5)	Form of Indemnification Agreement between Seaspan Corporation and each of Kyle Washington, Gerry Wang, Kevin M. Kennedy, David Korbin, Peter Shaerf, Peter Lorange, Milton K. Wong, Barry R. Pearl, Sai W. Chu, Christa L. Scowby, Ken Low and John Hsu (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

(d)(6)	Executive Employment Agreement between Seaspan Corporation and Gerry Wang, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.4 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

(d)(7)	Transaction Services Agreement between Seaspan Corporation and Gerry Wang, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.6 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

(d)(8)	Graham Porter Letter Agreement, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.9 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

(d)(9)	Registration Rights Agreement by and among Seaspan Corporation and the investors named therein dated August 8, 2005 (incorporated herein by reference to Exhibit 10.1 to the Company’s Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005).

(d)(10)	Registration Rights Agreement by and among Seaspan Corporation and the investors named therein dated January 30, 2009 (incorporated herein by reference to Exhibit 10.3 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on February 2, 2009).

(d)(11)	Form of Shareholders Rights Agreement (incorporated herein by reference to Exhibit 10.7 to the Company’s Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005).

(d)(12)	Amendment No. 1 to Shareholders Rights Agreement dated January 30, 2009 (incorporated herein by reference to Exhibit 10.2 to Form 6-K (File No. 1-32591), filed with the SEC on February 2, 2009.)

(g)	None.

(h)	None.

*	Previously filed on Schedule TO dated December 13, 2011.
**	Previously filed on Schedule TO Amendment No. 3 dated January 12, 2012.